Contact

www.linkedin.com/in/joseph-jay-mercer-iii-a41140a (LinkedIn)

Top Skills

Cross-functional Team Leadership
Consumer Products
Sales Operations

Honors-Awards

Sales Achiever Award

Joseph (Jay) Mercer III

Chief Executive Officer| CPG| Food & VMS|Health & Wellness Focused| Leadership & Business Builder| Sales Mgmt| Motivator & Coach|Fortune 500 & Start Up Background Exp|

Fort Mill, South Carolina, United States

Summary

• Excellent track record of meeting both quarterly and annual sales profit objectives by developing annual customer plans which deliver on both the customers internal targets and the company's strategic objectives.

• Extensive experience across multiple customer channels (Chain, Grocery, Drug, C-Stores, Wholesalers, etc have worked with over 100+ customers across the U.S). Recent experience includes Kroger, Meijer, CVS, Sam's Club, Target and many more.

• Strong leadership ability which encompassed leading and motivating sales teams and setting goals and targets for each member of the team to reach.

• Developed, built and executed both short range and annual business plans using Syndicated Data, Shopper Insights, Spectra, Nielsen, and customer specific card data and category management consumer driven insights.

• Proven success in driving growth of brands and share in markets throughout the U.S. through the implementation of joint customer business plans, national account strategy execution as well as national new item introductions and increased sku distribution. .

• Jay lives in Fort Mill, SC with his Patti. They have four children, Jake, Alaina, Mallory and Mitchell. Jay's passions include spending time with family, exercising, reading, being outdoors.

Experience

Pureboost Energy Drink Mix
Chief Executive Officer

January 2022 - Present (8 months)
San Diego, California, United States

Ancient Nutrition

Senior Vice President Retail Sales

November 2020 - January 2022 (1 year 3 months)
Fort Mill, South Carolina, United States

Our mission at Ancient Nutrition is to restore our health, strength and vitality by providing history's healthiest whole food nutrients to the modern world. Lets change the world and help everyone live better each and everyday!

Amazing Grass

5 years 5 months

Vice President of Sales

January 2020 - November 2020 (11 months)

Senior Sales Director, North America

December 2018 - December 2019 (1 year 1 month)
Charlotte, North Carolina Area

Responsible for sales, share and profit growth of the best plant based nutriton products in the world!

Senior Director National Account U.S.

December 2017 - December 2018 (1 year 1 month)
Charlotte, North Carolina Area

Strategic sales leader responsible for sales and share growth of Amazing Grass products in the U.S. to include key customer development and broker management. Customer focus includes wholesalers, drug, club, mass and natural and conventional grocery.

Regional Sales Manager East U.S.

July 2015 - December 2017 (2 years 6 months)
Charlotte, North Carolina Area

Jarden Corporation

Regional Sales Manager

October 2014 - July 2015 (10 months)
Charlotte, North Carolina Area

Responsible for the sales, share, and profit ,as well as all in market execution across the corporate brands that make up Jarden Home Brands. Jarden Home Brands is a wholly owned subsidiary of The Jarden Corporation. Well know

brands include Ball, Kerr, Pine Mountain, Mr. Coffee, Diamond, Lifoam, and many others. Everyday duties include managing the day-today operation of the business which include such things as forecasting, trade management, customer development, broker management and the development of customized programs to help grow share and volume for both the customer and Jarden. Key customer responsibility includes accounts such as Publix Supermarkets, Food Lion, Hannaford, AG of Florida and many others.

The Judge Group (On Site at Bi-lo Holdings, LLC)
Executive Sales Strategy Consultant
June 2014 - October 2014 (5 months)

Responsible for creation, coordination, and day-to-day management of both people and processes across numerous strategic projects within the enterprise. The work stream of projects includes many functional areas such as Sales Finance, Marketing, Asset Management, Legal, Operations, Category, IT as well as Construction and Design. Majority of my responsibility includes asking penetrating questions, detecting unstated assumptions, and resolving interpersonal conflicts across the organization so as to insure that all the appropriate deadlines are met according to schedule. Set up systematic processes and tools to help drive efficiency while reducing risk and uncertainty.

Del Monte Foods
8 years 3 months

Senior Sales Director
May 2011 - September 2013 (2 years 5 months)
charlotte, north carolina area

A member of the director level executive team of a $3.7 Billion consumer package goods company, with revenue and profit accountability for a $160M territory across seven direct customers, in addition to broker responsibility. Accountable for the execution of corporate objectives across both the Pet and the Consumer portfolio. Managed the acquisition and divesture of several major brands, worked on several cross functional projects to include supply chain, sales training, and customer business planning. Required to develop and maintain customer relationships at the highest levels (CEO, VP, Director, etc).

National Sales Director
July 2005 - April 2011 (5 years 10 months)
Charlotte, North Carolina Area

Responsible for sales, share and profit growth of Del Monte Foods products across all six retail banners of Delhaize America.
Responsible for managing trade across both the zone and the customer level to include in depth experience in sales finance.
Execution of key corporate strategies across all customers and business segments (pricing, merchandising, assortment and shelving).
Conduct annual joint business planning meetings - develop and align on collaborative strategic goals with each customer to drive mutual success.
Train, develop, mentor, coach team members to enhance performance and deliver on both corporate and professional goals.

The Hershey Company

4 years 4 months

Southeast Team Leader

July 2003 - July 2005 (2 years 1 month)

Huntersville, NC

Responsible for sales and share growth across twenty-eight direct cusomters across several different trade channels. Had full P&L responsibility in addition to managing eight sales executives. Responsible for over $160M in annual volume. Established and executed a strategic plan which posted a 2 year CAGR growth of +10% on revenue and +14% on profit. Worked in partnership with several cross function areas: Supply Chain, Brand Marketing, Retail Operations, Category Management, and Sales Finance. Successfully introduced the launch of several national brand introductions.

Central Division Sales Director

January 2003 - July 2003 (7 months)

Dallas/Fort Worth Area

Promoted in to the position by the EVP of sales to manage a $250M 9-state territory. The Central Division organization under my leadership included close to 100 team members., and had over +75 direct customers and retail outlet responsibility. I was charge to develop and implement the corporate brand and marketing strategies across The Hershey Company portfolio. I developed and implemented a new customer planning process that incorporated both promotional activity and the implementation of category management principles which resulted in a +11% growth in revenue across the top 15 customers.

West Division Sales Director

January 2002 - January 2003 (1 year 1 month)

Dallas/Fort Worth Area

Responsible for a $250M sales territory made up of both full time/part time team members. Had responsibility for the brand and promotional execution of The Hershey portfolio across Wholesalers, Distributors, Dollar and Retail Supermarkets. Extensive travel required 50-75% to cover the 8 state territory. Responsible for the training and development of the team members to include consultative selling skills, customer business planning, trade management, etc.

Region Manager
April 2001 - January 2002 (10 months)

Responsible for a $100M territory (NJ, NY, CT market areas). Responsible for the corporate brand and promotional execution strategy across Candy and Tobacco Distributors, Wholesalers, Retail Supermarkets, and C-Store HQ. The team was comprised of a total of 35 people ranging from part time to full time personnel. Developed and coordinated the start up a inner city van program in NYC to drive sales of HERSHEY products in small supermarkets, bodegas and C-stores in the downtown metro area of NYC.

The Hershey Company

Regional Sales Manager
1993 - 1995 (2 years)
Greater Philadelphia Area

The Hershey Company

National Sales Specialist
June 1990 - July 1992 (2 years 2 months)
Hershey, PA

The Hershey Company

District Sales Manager
July 1988 - 1990 (2 years)

The Hershey Company

Sales Representative
June 1986 - 1987 (1 year)

Education

University of Tennessee-Knoxville

Bachelor's, Bachelor of Science in Education · (1982 - 1986)

Roane State Community College

Associate's degree, Business Administration and Management, General · (1980 - 1982)